Dreyfus
New York Tax Exempt
Intermediate Bond Fund

SEMIANNUAL REPORT November 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 Letter from the Chairman

3 Discussion of Fund Performance

6 Understanding Your Fund's Expenses

6 Comparing Your Fund's Expenses
    With Those of Other Funds

7 Statement of Investments

15 Statement of Assets and Liabilities

16 Statement of Operations

17 Statement of Changes in Net Assets

18 Financial Highlights

19 Notes to Financial Statements

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus New York Tax Exempt Intermediate Bond Fund, covering the six-month period from June 1, 2004, through November 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Monica S. Wieboldt.

The Federal Reserve Board has raised short-term interest rates four times since June 2004, the U.S. labor market is strengthening, and lower federal tax rates have made tax-advantaged investments somewhat less beneficial for many investors. Nonetheless, the municipal bond market is poised to have another consecutive calendar year of positive returns. In our view, investor demand for municipal bonds has remained strong due to concerns that record energy prices and persistent geopolitical tensions may be eroding the rate of U.S. economic growth.

In uncertain markets such as these, the tax-exempt investments that are right for you depend on your current needs, future goals, tolerance for risk and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific market sectors and most suitable investments that will satisfy most effectively your tax-exempt income and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2004



DISCUSSION OF FUND PERFORMANCE

Monica S. Wieboldt, Senior Portfolio Manager

How did Dreyfus New York Tax Exempt Intermediate Bond Fund perform relative to its benchmark?

For the six-month period ended November 30, 2004, the fund achieved a total return of 3.36%.[1] The Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 3.49% for the same period.[2] In addition, Lipper New York Intermediate Municipal Debt Funds category produced an average total return of 2.67% for the same period.[3]

The municipal bond market's returns over the reporting period were driven by investors' changing expectations of economic growth and inflation. The fund's return was slightly lower than its benchmark, which contains bonds from many states, not just New York, and does not reflect fund fees and expenses. The fund outperformed its Lipper category average, primarily because the fund's duration management and yield curve positioning strategies enabled it to participate more fully in market rallies.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. When we believe that acceptable New York municipal obligations are unavailable for investment, the fund may invest temporarily in municipal obligations that pay income subject to New York state and New York city income taxes, but not federal income tax. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years. Although the fund currently intends to invest only in municipal bonds of investment grade credit quality at the time of investment, it has the ability to invest up to 20% of its net assets in bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

When the reporting period began, an unexpectedly strong U.S. labor market and surging energy prices already had suggested to investors that inflationary pressures might be rising. In response, the Federal Reserve Board raised short-term interest rates four times between June and November, driving the overnight federal funds rate from 1% to 2% by the reporting period's end. Even as short-term interest rates rose, intermediate-term municipal bonds generally rallied during the summer when the economy hit a "soft patch."

As the national economy gradually improved, New York issuers had less need to borrow, and the supply of newly issued tax-exempt bonds dropped compared to the same period one year earlier. In November, one of the major bond rating agencies rewarded the state's improved fiscal condition by upgrading its credit rating. These factors further supported bond prices.

In the spring of 2004, we attempted to adopt a more defensive investment posture by intensifying the fund's focus on the short- to intermediate-term portion of the maturity spectrum. However, this area of the yield curve lagged when trading activity by non-traditional investors, including hedge funds, created heightened market volatility. Accordingly, as rates moved higher during the summer, we increased the fund's holdings of longer-term bonds, enabling the fund to lock in prevailing yields and participate more fully in the market's rally.

When making new purchases, we typically focused on higher-quality, income-oriented bonds with individual maturities beyond the 10-year range. The fund's holdings of New York City bonds, while lighter overall than the benchmark's, contributed positively to the fund's performance as the city benefited from higher tax revenues in the recovering economy.

What is the fund's current strategy?

As of the end of the reporting period, we have set the fund's average duration in a range we consider neutral compared to industry averages. However, because short-term interest yields may move higher relative to intermediate-term yields, we have de-emphasized bonds with maturities near the lower end of the fund's maturity range in favor of a more diverse mix of New York issuers and maturities.

December 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

3 *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New York Tax Exempt Intermediate Bond Fund from June 1, 2004 to November 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2004

Expenses paid per $1,000†	$ 4.08
Ending value (after expenses)	$1,033.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2004

Expenses paid per $1,000†	$ 4.05
Ending value (after expenses)	$1,021.06

† *Expenses are equal to the fund's annualized expense ratio of .80%; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2004 (Unaudited)

Long-Term Municipal Investments–99.5%	Principal Amount ($)	Value ($)
New York–93.2%		
Battery Park City Authority, Senior Revenue		
5.25%, 11/1/2015	4,350,000	4,811,143
Buffalo:		
5%, 12/1/2012 (Insured; FGIC)	1,800,000	1,964,304
5.125%, 12/1/2014 (Insured; FGIC)	2,820,000	3,084,290
Buffalo Fiscal Stability Authority,		
Sales Tax and State Aid		
5.25%, 8/15/2010 (Insured; MBIA)	2,410,000	2,681,462
Cattaraugus County Industrial Development Agency,		
Civic Facility Revenue		
(Saint Bonaventure University Project):		
5%, Series A, 9/15/2009	745,000	786,906
5%, Series B, 9/15/2009	1,055,000	1,114,343
5%, Series A, 9/15/2010	740,000	775,986
5%, Series B, 9/15/2010	1,110,000	1,163,979
5%, Series A, 9/15/2011	825,000	857,703
5%, Series B, 9/15/2011	1,160,000	1,205,982
5%, 9/15/2012	1,225,000	1,265,265
Dutchess County Industrial Development		
Agency, IDR (IBM Project)		
5.45%, 12/1/2009	5,000,000	5,426,250
Erie County, Public Improvement		
5.25%, 4/1/2018 (Insured; MBIA)	2,000,000	2,187,360
Grand Central District Management		
Association, Inc. (Capital Improvement-		
Business Improvement)		
4%, 1/1/2008	1,100,000	1,143,868
Hempstead Town Industrial Development Agency:		
Civil Facility Revenue (Hofstra University		
Civic Facility) 5.25%, 7/1/2018	1,730,000	1,844,975
RRR (American Ref Fuel Project)		
5%, 12/1/2010	5,000,000	5,308,900
Huntington Housing Authority,		
Senior Housing Facility Revenue		
(Gurwin Jewish Senior Residences)		
5.50%, 5/1/2009	1,790,000	1,818,210
Long Island Power Authority,		
Electric System General Revenue:		
5%, 6/1/2006	1,135,000	1,176,564
5.50%, 12/1/2011 (Insured; AMBAC)	5,000,000	5,652,100
5.25%, 12/1/2014	2,640,000	2,888,899

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Metropolitan Transportation Authority:		
Dedicated Tax Fund		
5%, 11/15/2009 (Insured; FSA)	1,400,000	1,532,482
Transit Revenue:		
5.125%, 7/1/2014 (Insured; FSA)		
(Prerefunded 1/1/2012)	1,830,000 a	2,036,387
5.125%, 7/1/2014 (Insured; FSA)		
(Prerefunded 7/1/2012)	3,820,000 a	4,264,037
Nassau County, General Improvement:		
5.10%, 11/1/2011 (Insured; AMBAC)	3,725,000	4,049,224
5.75%, 3/1/2013 (Insured; FSA)	4,955,000	5,610,348
Nassau County Health Care Corp.,		
Health System Revenue		
6%, 8/1/2012 (Insured; FSA)		
(Prerefunded 8/1/2009)	4,000,000 a	4,623,840
Nassau County Interim Finance Authority		
(Sales Tax Secured)		
5%, 11/15/2017 (Insured; AMBAC)	1,500,000	1,609,065
New York City:		
5.25%, 8/1/2008	3,645,000	3,949,066
5.25%, 6/1/2011	3,660,000	4,019,595
5.25%, 8/1/2017	2,295,000	2,470,568
5%, 11/1/2017 (Insured; FSA)	3,000,000	3,219,420
5.25%, 10/15/2019	5,000,000	5,326,250
New York City Health and Hospital Corp.,		
Health System Revenue		
5.25%, 2/15/2017	1,550,000	1,603,630
New York City Industrial Development Agency,		
Civic Facility Revenue:		
(College of Aeronautics Project):		
5.10%, 5/1/2008	500,000	526,745
5.25%, 5/1/2010	555,000	588,383
5.30%, 5/1/2011	585,000	616,292
(United Jewish Appeal Federation Project):		
5%, 7/1/2012	1,460,000	1,600,175
5.25%, 7/1/2015	1,640,000	1,811,462
5.25%, 7/1/2016	1,780,000	1,952,678
New York City Municipal Water Finance		
Authority, Water and Sewer System Revenue		
5.375%, 6/15/2016	1,500,000	1,644,660

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York City Transit Authority, Metropolitan Transportation Authority, Triborough Bridge and Tunnel Authority, COP 5.625%, 1/1/2013 (Insured; AMBAC)	2,675,000	2,988,964
New York City Transitional Finance Authority, Revenue:		
5.25%, 11/1/2011 (Insured; MBIA)	2,260,000	2,523,471
8.768%, 5/1/2012	2,000,000 b	2,394,760
(Future Tax Secured):		
5.25%, 8/1/2011 (Insured; FSA)	2,000,000	2,226,860
5.25%, 11/15/2013	3,000,000	3,273,240
5.75%, 2/15/2014 (Prerefunded 2/15/2010)	2,115,000 a	2,411,523
5.75%, 2/15/2014	2,885,000	3,240,144
5%, 11/15/2015 (Insured; FGIC)	4,000,000	4,272,040
New York State 5%, 4/15/2009	2,500,000	2,718,150
New York State Dormitory Authority, Revenue:		
(Carmel Richmond Nursing Home) 5%, 7/1/2015 (LOC; Allied Irish Bank PLC)	2,000,000	2,083,000
(Catholic Health−Long Island Obligation Group):		
5%, 7/1/2010	1,370,000	1,460,516
5%, 7/1/2011	1,585,000	1,681,099
(City University):		
5.75%, 7/1/2009 (Insured; FGIC)	8,085,000	9,058,353
5.75%, 7/1/2013 (Insured; AMBAC)	3,000,000	3,449,940
5.75%, 7/1/2016 (Insured; FGIC)	2,000,000	2,247,500
(Columbia University) 5.375%, 7/1/2013	1,000,000	1,117,730
(Department of Health):		
6%, 7/1/2005	2,500,000	2,553,700
6%, 7/1/2006	2,350,000	2,477,253
(FFT Senior Communities Inc.) 5.70%, 5/13/2005 (LOC; KBC Bank, N.V.)	2,100,000	2,127,300
(FIT Student Housing Corp.) 5.25%, 7/1/2016 (Insured; FGIC)	3,755,000	4,139,700
Hospital Insured Mortgage 5%, 8/15/2009 (Insured; FSA)	4,000,000	4,349,560
Lease (Court Facilities−Westchester County) 5%, 8/1/2010	5,570,000	6,018,329
(Lenox Hill Hospital Obligation Group):		
5.75%, 7/1/2012	1,785,000	1,942,294
5.75%, 7/1/2013	1,000,000	1,079,760

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Dormitory Authority,		
Revenue (continued):		
(Manhattan College):		
5.50%, 7/1/2012	1,450,000	1,617,620
5.50%, 7/1/2013 (Insured; AGIC)	2,605,000	2,881,938
(Mental Health Facilities Improvement)		
5.25%, 2/15/2018	2,750,000	2,952,152
(Mental Health Services Facilities):		
6%, 8/15/2006	10,000	10,632
6%, 8/15/2006	3,310,000	3,501,848
(Municipal Health Facilities Improvement Program)		
5.50%, 1/15/2013 (Insured; FSA)	1,350,000	1,495,071
(New York Methodist Hospital):		
5.25%, 7/1/2018	750,000	796,080
5.25%, 7/1/2019	1,395,000	1,476,245
(New York University)		
5%, 7/1/2009 (Insured; MBIA)	3,070,000	3,355,264
(North Shore Long Island Jewish Group)		
5%, 5/1/2018	2,630,000	2,701,720
(NYSARC Inc.)		
5%, 7/1/2012 (Insured; FSA)	1,100,000	1,210,220
(Park Ridge Housing Inc.)		
6.125%, 8/1/2015	2,875,000	3,165,749
(Rivington House):		
4.50%, 11/1/2006	1,490,000	1,547,052
5.25%, 11/1/2012	1,000,000	1,104,450
(Saint Barnabas)		
5.25%, 8/1/2015 (Insured; AMBAC)	2,135,000	2,307,444
(Schools Program):		
5.25%, 7/1/2010 (Insured; MBIA)	1,670,000	1,835,798
5.25%, 7/1/2011	1,435,000	1,546,729
Secured Hospital:		
(Brookdale Hospital)		
5%, 2/15/2010 (Insured; AMBAC)	2,195,000	2,363,357
(Interfaith Medical Center)		
5.375%, 2/15/2012 (Insured; MBIA)	3,340,000	3,630,480
(South Nassau Communities Hospital):		
5%, 7/1/2008	1,490,000	1,579,892
5.25%, 7/1/2010	1,465,000	1,580,134
State Personal Income Tax		
(Education) 5.375%, 3/15/2017	5,000,000	5,456,850
(State Service Contract−Albany County):		
5.10%, 4/1/2010	2,310,000	2,489,695
5.25%, 4/1/2011	1,210,000	1,310,938

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Dormitory Authority, Revenue (continued):		
(State University Educational Facility)		
5.25%, 5/15/2013 (Insured; FGIC)	2,500,000	2,791,700
(Upstate Community Colleges)		
5.25%, 7/1/2018	2,000,000	2,148,720
New York State Environmental Facilities Corp.:		
Revenue (Personal Income Tax)		
5.375%, 1/1/2015 (Insured; FGIC)	1,000,000	1,103,970
SWDR (Waste Management Inc. Project)		
4.45%, 7/1/2009	2,000,000	2,051,640
New York State Housing Finance Agency, Revenue (Service Contract Obligation)		
5.25%, 3/15/2011	3,465,000	3,680,592
New York State Local Government Assistance Corp.		
5.25%, 4/1/2016 (Insured; MBIA)	1,480,000	1,653,648
New York State Power Authority, Revenue		
5%, 11/15/2008	1,300,000	1,412,281
New York State Thruway Authority:		
(Highway and Bridge Trust Fund):		
5.125%, 4/1/2015 (Insured; MBIA)	635,000	653,205
5.75%, 4/1/2016 (Insured; FGIC)	2,000,000	2,254,120
5.25%, 4/1/2018 (Insured; FSA)	3,500,000	3,767,505
Service Contract Revenue		
(Local Highway and Bridge):		
5.625%, 4/1/2007	3,315,000	3,514,530
5.375%, 4/1/2012 (Insured; MBIA)	3,250,000	3,563,365
New York State Urban Development Corp.:		
Correctional and Youth Facilities, Service Contract Revenue		
(Empire State Development Corp.)		
5%, 1/1/2009	3,000,000	3,217,710
(Onondaga County Convention Project):		
6.25%, 1/1/2007	1,725,000	1,827,896
6.25%, 1/1/2008	1,830,000	1,934,676
6.25%, 1/1/2009	1,950,000	2,056,334
6.25%, 1/1/2010	2,065,000	2,170,501
State Personal Income Tax Revenue (State Facilities and Equipment)		
5.25%, 3/15/2011	5,000,000	5,523,600
Subordinated Lien−Corprate Purpose		
5.125%, 7/1/2018	4,550,000	4,851,392

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Niagara County Industrial Development Agency, SWDR (American Ref Fuel Co.) 5.625%, 11/15/2014	1,350,000	1,440,855
Niagara Falls, City School District, COP, High School Facility 5.625%, 6/15/2013 (Insured; MBIA)	2,045,000	2,340,523
Orange County Industrial Development Agency, Life Care Community Revenue (The Glen Arden Inc. Project):		
5.20%, 1/1/2005	225,000	224,901
5.30%, 1/1/2006	250,000	248,690
5.35%, 1/1/2007	225,000	222,289
Port Authority of New York and New Jersey, Special Obligation Revenue (Special Project−JFK International Air Terminal 6):		
6.25%, 12/1/2008 (Insured; MBIA)	2,885,000	3,196,897
6.25%, 12/1/2009 (Insured; MBIA)	1,200,000	1,343,700
Rensselaer Industrial Development Agency, IDR (Albany International Corp.) 7.55%, 6/1/2007 (LOC; Fleet Trust Co.)	2,000,000	2,216,720
Sales Tax Asset Receivable Corp., Sales Tax Asset Revenue 5.25%, 10/15/2019 (Insured; MBIA)	4,000,000	4,385,600
Suffolk County Industrial Development Agency, IDR (Nissequogue Cogen Partners Facility) 4.875%, 1/1/2008	1,605,000	1,640,150
Suffolk County Judicial Facilities Agency, Service Agreement Revenue (John P Cohalan Complex) 5%, 4/15/2016 (Insured; AMBAC)	2,720,000	2,900,418
34th Street Partnership Inc. (Capital Improvement− 34th Street Business Improvement) 5%, 1/1/2018	1,200,000	1,265,616
Tobacco Settlement Financing Corp., Asset Backed, Revenue:		
5.50%, 6/1/2018	4,775,000	5,240,181
5.50%, 6/1/2021	3,000,000	3,246,360

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Triborough Bridge and Tunnel Authority, Special Obligation 5.125%, 1/1/2015 (Insured; MBIA) (Prerefunded 1/1/2014)	3,000,000 [a]	3,348,090
Westchester County Industrial Development Agency, RRR: Equity (Westchester Resco Co. Project) 5.50%, 7/1/2009	2,650,000	2,779,241
(Westchester Resco Co. Project) 5.125%, 7/1/2006 (Insured; AMBAC)	1,000,000	1,043,170
Yonkers, GO 5.25%, 12/1/2015 (Insured; AMBAC)	2,110,000	2,305,639
U.S. Related−6.3%		
Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue Asset Backed Bonds: 5.75%, 7/1/2012 (Prerefunded 7/1/2010)	2,000,000 [a]	2,262,760
5.75%, 7/1/2013 (Prerefunded 7/1/2010)	3,000,000 [a]	3,394,140
Commonwealth of Puerto Rico 5.375%, 7/1/2005	175,000	178,427
Puerto Rico Housing Finance Authority (Capital Fund Program) 5%, 12/1/2013	5,195,000	5,654,965
Puerto Rico Public Buildings Authority (Government Facilities) 4.50%, 7/1/2007	3,000,000	3,130,740
Puerto Rico Public Finance Corp. (Commonwealth Appropriation) 5.25%, 8/1/2012 (Insured; AMBAC)	2,000,000	2,202,940
Virgin Islands Water and Power Authority, Electric System 5.125%, 7/1/2011 (Insured; AGIC)	4,230,000	4,494,037
Total Investments (cost $320,597,402)	**99.5%**	**334,849,774**
Cash and Receivables (Net)	**.5%**	**1,677,058**
Net Assets	**100.0%**	**336,526,832**

Summary of Abbreviations

AGIC	Asset Guaranty Insurance Company	**GO**	General Obligation
AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
		LOC	Letter of Credit
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**RRR**	Resources Recovery Revenue
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	44.1
AA		Aa		AA	33.3
A		A		A	14.4
BBB		Baa		BBB	7.0
Not Rated[c]		Not Rated[c]		Not Rated[c]	1.2
					100.0

† *Based on total investments.*

a *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Inverse floater security—the interest rate is subject to change periodically.*

c *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	320,597,402	334,849,774
Receivable for shares of Beneficial Interest subscribed		1,302
Interest receivable		5,381,676
Prepaid expenses		9,547
		340,242,299
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		214,267
Cash overdraft due to Custodian		3,176,160
Payable for shares of Beneficial Interest redeemed		271,945
Accrued expenses		53,095
		3,715,467
Net Assets ($)		**336,526,832**
Composition of Net Assets ($):		
Paid-in capital		321,375,921
Accumulated undistributed investment income–net		114,354
Accumulated net realized gain (loss) on investments		784,185
Accumulated net unrealized appreciation (depreciation) on investments		14,252,372
Net Assets ($)		**336,526,832**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		18,281,255
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**18.41**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**7,235,217**
Expenses:	
Management fee–Note 3(a)	1,020,771
Distribution and prospectus fees–Note 3(b)	426,967
Shareholder servicing costs–Note 3(b)	78,054
Professional fees	26,372
Custodian fees	19,407
Trustees' fees and expenses–Note 3(c)	11,318
Shareholders' reports	8,742
Registration fees	8,240
Loan commitment fees–Note 2	1,808
Miscellaneous	14,685
Total Expenses	**1,616,364**
Less–reduction in management fee due to undertaking–Note 3(a)	(253,528)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(1,407)
Net Expenses	**1,361,429**
Investment Income–Net	**5,873,788**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	274,830
Net unrealized appreciation (depreciation) on investments	4,766,119
Net Realized and Unrealized Gain (Loss) on Investments	**5,040,949**
Net Increase in Net Assets Resulting from Operations	**10,914,737**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2004 (Unaudited)	Year Ended May 31, 2004
Operations ($):		
Investment income−net	5,873,788	12,835,549
Net realized gain (loss) on investments	274,830	617,725
Net unrealized appreciation (depreciation) on investments	4,766,119	(18,637,225)
Net Increase (Decrease) in Net Assets Resulting from Operations	**10,914,737**	**(5,183,951)**
Dividends to Shareholders from ($):		
Investment income−net	(6,016,417)	(12,660,072)
Net realized gain on investments	−	(2,818,314)
Total Dividends	**(6,016,417)**	**(15,478,386)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	16,622,354	58,154,525
Dividends reinvested	4,593,047	12,136,925
Cost of shares redeemed	(28,351,955)	(100,645,840)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(7,136,554)**	**(30,354,390)**
Total Increase (Decrease) in Net Assets	**(2,238,234)**	**(51,016,727)**
Net Assets ($):		
Beginning of Period	338,765,066	389,781,793
End of Period	**336,526,832**	**338,765,066**
Undistributed investment income−net	114,354	155,387
Capital Share Transactions (Shares):		
Shares sold	903,623	3,118,003
Shares issued for dividends reinvested	249,210	654,058
Shares redeemed	(1,543,415)	(5,414,619)
Net Increase (Decrease) in Shares Outstanding	**(390,582)**	**(1,642,558)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2004 (Unaudited)	Year Ended May 31,				
		2004	2003	2002[a]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	18.14	19.19	18.50	18.32	17.22	18.31
Investment Operations:						
Investment income−net	.32[b]	.66[b]	.73[b]	.79[b]	.80	.81
Net realized and unrealized gain (loss) on investments	.28	(.92)	.84	.18	1.10	(.97)
Total from Investment Operations	.60	(.26)	1.57	.97	1.90	(.16)
Distributions:						
Dividends from investment income−net	(.33)	(.65)	(.72)	(.79)	(.80)	(.81)
Dividends from net realized gain on investments	–	(.14)	(.16)	–	(.00)[c]	(.12)
Total Distributions	(.33)	(.79)	(.88)	(.79)	(.80)	(.93)
Net asset value, end of period	18.41	18.14	19.19	18.50	18.32	17.22
Total Return (%)	3.36[d]	(1.41)	8.69	5.37	11.21	(.89)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.95[e]	.95	.95	.94	.95	.95
Ratio of net expenses to average net assets	.80[e]	.80	.80	.80	.80	.80
Ratio of net investment income to average net assets	3.49[e]	3.52	3.87	4.27	4.43	4.53
Portfolio Turnover Rate	14.06[d]	44.58	30.18	21.33	15.45	36.07
Net Assets, end of period ($ x 1,000)	336,527	338,765	389,782	373,620	343,561	300,629

[a] As required, effective June 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing permium on a scientific basis for debt securities. The effect of this change for the period ended May 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments by less than $.01 and increase the ratio of net investment income to average net assets from 4.26% to 4.27%. Per share data and ratios/supplemental data for periods prior to June 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus New York Tax Exempt Intermediate Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgement of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statements of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended May 31, 2004 was as follows: tax exempt income $12,660,072, ordinary income $279,013 and long-term capital gains $2,539,301. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended November 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed $1\frac{1}{2}$% of the value of the fund's average daily net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear such excess expense. The Manager had undertaken from June 1, 2004 to November 30, 2004, to reduce the management fee paid by the fund, to the extent that if the fund's aggregate annual expenses (exclusive of certain expenses as described above) exceed an annual rate of .80 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $253,528 during the period ended November 30, 2004.

(b) Under the Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund pays the Distributor for distributing the fund's shares, servicing shareholder accounts and for advertising and marketing relating to the fund. The Plan provides for payments to be made at an annual aggregate rate of .25 of 1% of the value of the fund's average daily net assets. The Distributor determines the amounts, if any, to be paid to Service Agents (a securities dealer, financial institution or other industry professional) under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. The Plan also separately provides for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, not to exceed the greater of $100,000 or .005 of 1% of the value of the fund's average daily net assets for any full fiscal year. During the period ended November 30, 2004, the fund was charged $426,967 pursuant to the Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2004, the fund was charged $47,164 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $167,518, Rule 12b-1 distribution plan fees $69,580 and transfer agency per account fees $15,750, which are offset against an expense reimbursement currently in effect in the amount of $38,581.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended November 30, 2004, redemption fees charged and retained by the fund amounted to $18.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended November 30, 2004, amounted to $50,534,771 and $46,701,778, respectively.

At November 30, 2004, accumulated net unrealized appreciation on investments was $14,252,372, consisting of $14,637,784 gross unrealized appreciation and $385,412 gross unrealized depreciation.

At November 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTE 6—Subsequent Event:

The Board of Trustees approved an amendment to the fund's Rule 12b-1 Plan to convert the Plan from a "compensation" style Plan to a "reimbursement" style Plan. Whereas the Plan had provided for payments to the Distributor at the rate of .25% of the fund's average daily net assets, the Plan now provides for payments to be made to the Distributor at a rate of up to .25% of the fund's average daily net assets, to reimburse the Distributor for eligible expenses (related to distribution, servicing, and advertising/marketing) under the Plan. The effective date of this change is December 1, 2004.

For More Information

**Dreyfus New York
Tax Exempt Intermediate
Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0705SA1104